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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

April 25, 2016

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A

ONcore Ultra II Individual Variable Annuity

Post-Effective Amendment No. 26

File Nos. 811-01978 & 333-156432

Dear Ms. Browning:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on April 21, 2016. Registrant filed the Post-Effective Amendment with the Commission on February 23, 2016 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”). Registrant filed 8 other post-effective amendments with the Commission on February 23, 2016 pursuant to Rule 485(a) under the 1933 Act (collectively, along with the Post-Effective Amendment, the “ONLIC filings”). Registrant filed a response letter to initial comments with the Commission on April 18, 2016.

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment.

Comments

●	The comments are given as to ONcore Ultra II. To the extent any comments apply to the other filings, please make them in those filings.

Response: To the extent such comments apply to the following post-effective amendment filings by Registrant, Ohio National Variable Account A, our responses are applicable to each such filing and changes will be made to each applicable filing:

Product filing	40 Act File No.	33 Act File No.

ONcore Premier (sold on or after October 1, 2012), Post-Effective Amendment No. 8	811-01978	333-182250
ONcore Value (sold on or after October 1, 2012), Post-Effective Amendment No. 8	811-01978	333-182248
ONcore Xtra (sold on or after October 1, 2012), Post-Effective Amendment No. 7	811-01978	333-182249

Ms. Browning

April 25, 2016

ONcore Wrap, Post-Effective Amendment No. 31	811-01978	333-134982
ONcore Ultra II, Post-Effective Amendment No. 26	811-01978	333-156432
ONcore Lite III, Post-Effective Amendment No. 19	811-01978	333-164075
ONcore Xtra II, Post-Effective Amendment No. 18	811-01978	333-164073
ONcore Premier II, Post-Effective Amendment No. 19	811-01978	333-164070
ONcore Premier WF, Post-Effective Amendment No. 16	811-01978	333-171785

1. Fee Table - Summary of Maximum Contract Expenses – In the response letter to initial comments from the Staff, Registrant stated that it deleted the language in Footnote 7 that indicates that the maximum expense assumes all bases on which rider charges are based are equal. Please confirm that the deletion of this disclosure does not affect other disclosure in the prospectus.

Response: Registrant confirms that the deletion of that language in Footnote 7 does not affect disclosure elsewhere in the prospectus. Registrant believes that disclosure deleted in Footnote 7 is no longer applicable.

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,

/s/ Kimberly A. Plante

Kimberly A. Plante

Second Vice President and Counsel